Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541
www.morganlewis.com

March 27, 2026
Board of Trustees
ETF Series Solutions
615 East Michigan Street
Milwaukee, WI 53202

Board of Trustees
Investment Managers Series Trust
235 W. Galena Street
Milwaukee, WI 53212

Re:    Agreement and Plan of Reorganization, dated as of March 27, 2026 (the “Agreement”), by and among (i) Investment Managers Series Trust, a Delaware statutory trust (the “Target Trust”), on behalf of its series the Bahl & Gaynor Income Growth Fund (the “Target Fund”); (ii) ETF Series Solutions, a Delaware statutory trust (the “Acquiring Trust”), on behalf of the Bahl & Gaynor Income Growth ETF (the “Acquiring Fund”); and (iii) solely for the purposes of Sections 3.2, 8.2 and 9.2 of the Agreement, Bahl & Gaynor, Inc., the investment adviser of the Target Fund and the Acquiring Fund.
Ladies and Gentlemen:
You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the Assets (as defined in the Agreement) of the Target Fund to the Acquiring Fund in exchange for (A) shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”), cash in lieu of fractional shares, and cash for shareholders of record who hold their Target Fund shares through accounts that are not permitted to hold Acquiring Fund Shares, and (B) the assumption of the Liabilities (as defined in the Agreement) of the Target Fund by the Acquiring Fund; (2) the distribution of the Acquiring Fund Shares and cash in lieu of fractional shares to Target Fund shareholders that hold Target Fund shares in accounts that are permitted to hold Acquiring Fund Shares, and with respect to shareholders that hold their Target Fund shares through accounts that are not permitted to hold Acquiring Fund Shares, the distribution of cash; and (3) followed immediately by the complete liquidation of the Target Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, with respect to the Target Fund and the Acquiring Fund, are referred to herein as the “Reorganization.”
In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Fund in connection with the recently

Boards of Trustees
March 27, 2026

held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from the Acquiring Trust and the Target Trust dated March 27, 2026 (collectively, the “Representation Letters”), (d) the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”), (e) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (e), the “Transaction Documents”) and (f) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Transaction Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.
For purposes of this opinion, we have assumed that the Target Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Transaction Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.
Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:
1.The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities (as defined in the Agreement) of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.
2.No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities (as defined in the Agreement) of the Target Fund pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Target Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Boards of Trustees
March 27, 2026

3.No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange for the assumption of the Liabilities (as defined in the Agreement) of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.
4.No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund Shares by the Target Fund to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.
5.The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.
6.The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.
7.No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all their Target Fund Shares for the Acquiring Fund Shares pursuant to Section 354(a) of the Code.
8.The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
9.The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the IRS or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the IRS as set forth in published revenue rulings and revenue procedures, present administrative positions of the IRS, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Boards of Trustees
March 27, 2026

Our opinion is conditioned upon the performance by the Acquiring Trust and the Target Trust of their respective undertakings in the Agreement and the Representation Letters. Notwithstanding the foregoing, no opinion is expressed with respect to the receipt of cash in lieu of fractional shares or the receipt of cash by shareholders who hold their Target Fund Shares through accounts that are not permitted to hold Acquiring Fund Shares, in each case, in connection with the Reorganization.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Acquiring Trust, on behalf of the Acquiring Fund, and to the Target Trust, on behalf of the Target Fund, and may be relied upon only by the Acquiring Trust, the Target Trust, the Target Fund, the Acquiring Fund and their shareholders and may not be relied on for any purpose by any other person without our express written consent.
We hereby consent to the references to our Firm and the discussion of this opinion in the Registration Statement under the Proxy Statement/Prospectus heading “Federal Income Tax Consequences of each Reorganization.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.  Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ Morgan, Lewis & Bockius LLP